Pricing supplement No. 844C
To underlying supplement No. 1 dated September 29, 2009
product supplement C dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Registration Statement No. 333-162195 Dated May 14, 2010; Rule 424(b)(2)
Deutsche Bank AG, London Branch
$1,286,000           Principal Protection Notes Linked to a Basket of Components due February 19, 2016
General
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The notes are designed for investors who are willing to forego any interest and dividend payments and who seek a return linked to the potential positive performance of a weighted basket consisting of the Consumer Price Index, the S&P 500® Index and the Dow Jones-UBS Commodity IndexSM. Any principal protection and payment at maturity are subject to the credit of the Issuer.

•	The notes are senior unsecured obligations of Deutsche Bank AG due February 19, 2016.
•	Minimum denominations of $1,000 (“Principal Amount”) and integral multiples of $1,000 in excess thereof.
•	The notes priced on May 14, 2010 (the “Trade Date”) and are expected to settle three business days later on May 19, 2010 (the “Settlement Date“).
Key Terms
Issuer:	Deutsche Bank AG, London Branch.
Issue Price:	100% of the Principal Amount.
Term:	5.75 years
Basket:
The notes are linked to a weighted basket consisting of the Consumer Price Index, the S&P 500® Index and the Dow Jones-UBS Commodity IndexSM (each, a “Basket Component” and collectively the “Basket Components”).

Basket Component	Ticker Symbol	Component Weighting	Initial Component Level
Consumer Price Index (“CPI”)	CPURNSA	40%	216.687
S&P 500® Index	SPX	30%	1,135.68
Dow Jones-UBS Commodity IndexSM (“DJUBS Index”)	DJUBS	30%	127.8429
Payment at Maturity:	At maturity, for each $1,000 Principal Amount of notes, you will be entitled to receive a cash payment of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount will be equal to the greater of (a) zero and (b) $1,000 x (Basket Return x Participation Rate).
Basket Return:	Final Basket Level – Initial Basket Level
Initial Basket Level
Participation Rate:	100%
Initial Basket Level:	100
Final Basket Level:	The Final Basket Level will be calculated as follows:
100 × [1 + (CPI Return x 40%) + (S&P 500® Index Return x 30%) + (DJUBS Index Return x 30%)]

The “CPI Return,” the “S&P 500® Index Return,” and the “DJUBS Index Return” will equal the performance of the respective Basket Component, expressed as a percentage, from the respective Initial Component Level to the respective Final Component Level, calculated as follows:

Final Component Level – Initial Component Level
Initial Component Level
Initial Component Level:
For the CPI, the Initial Component Level, as set forth in the table above.
For the S&P 500® Index, the Initial Component Level is the closing level of the S&P 500® Index on the Trade Date, as set forth in the table above.
For the DJUBS Index, the Initial Component Level is the closing level of the DJUBS Index on the Trade Date, as set forth in the table above.

Final Component Level:
For the CPI, the Final Component Level is the CPI level for October 2015 as published by the Bureau of Labor Statistics.†
For the S&P 500® Index, the Final Component Level is the closing level of the S&P 500® Index on the Final Valuation Date.
For the DJUBS Index, the Final Component Level is the closing level of the DJUBS Index on the Final Valuation Date.

Trade Date:	May 14, 2010
Final Valuation Date:	February 16, 2016††
Maturity Date:	February 19, 2016††
CUSIP / ISIN:	2515A0 Y5 6 / US2515A0Y565
†	If the Final Component Level for the CPI is not available, such CPI level will be determined by the Calculation Agent in good faith and commercially reasonable manner.
††
Subject to postponement as described under “Description of Notes – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement and acceleration as described under “Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 in the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Minimum Proceeds to Us
Per Note	$1,000.00	$7.50	$992.50
Total	$1,286,000.00	$9,645.00	$1,276,355.00
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement. The notes will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 Principal Amount of notes.

The agent for this offering is our affiliate. For more information, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,286,000.00	$91.69

Deutsche Bank Securities

May 14, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

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You should read this pricing supplement together with underlying supplement No. 1 dated September 29, 2009, product supplement C dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

•	Product supplement C dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200565/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase the notes.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket?

The table below illustrates the hypothetical payment amount per $1,000 Principal Amount of notes for a hypothetical range of the performance of the Basket and reflects a Participation Rate of 100%. The hypothetical payments at maturity set forth below are for illustrative purposes only. The actual Payment at Maturity applicable to a purchaser of the notes will be based on the Final Basket Level on the Final Valuation Date. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Final Basket Level	Basket Return (%)	Additional Amount ($)	Payment at Maturity ($)	Return at Maturity (%)
200.00	100.00%	$1,000.00	$2,000.00	100.00%
175.00	75.00%	$750.00	$1,750.00	75.00%
160.00	60.00%	$600.00	$1,600.00	60.00%
150.00	50.00%	$500.00	$1,500.00	50.00%
140.00	40.00%	$400.00	$1,400.00	40.00%
135.00	35.00%	$350.00	$1,350.00	35.00%
130.00	30.00%	$300.00	$1,300.00	30.00%
125.00	25.00%	$250.00	$1,250.00	25.00%
110.00	10.00%	$100.00	$1,100.00	10.00%
105.00	5.00%	$50.00	$1,050.00	5.00%
100.00	0.00%	$0.00	$1,000.00	0.00%
95.00	-5.00%	$0.00	$1,000.00	0.00%
90.00	-10.00%	$0.00	$1,000.00	0.00%
75.00	-25.00%	$0.00	$1,000.00	0.00%
50.00	-50.00%	$0.00	$1,000.00	0.00%
45.00	-55.00%	$0.00	$1,000.00	0.00%
25.00	-75.00%	$0.00	$1,000.00	0.00%
0.00	-100.00%	$0.00	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100 to the Final Basket level of 110. Because the Final Basket Level is greater than the Initial Basket Level, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount of notes, calculated as follows:

Payment at Maturity = $1,000 + Additional Amount
$1,000 + ($1,000 x [Basket Return x Participation Rate])
$1,000 + ($1,000 x [10% x 100.00%]) = $1,100.00

Example 2: The Final Basket Level is equal to the Initial Basket Level of 100. Because the Final Basket Level is the same as the Initial Basket Level, the Basket Return is 0% and the Additional Amount is $0. Accordingly, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of notes.

Example 3: The level of the Basket decreases from the Initial Basket Level of 100 to the Final Basket level of 80. Because the Final Basket Level is less than the Initial Basket Level, the Basket Return is -20% and the Additional Amount is equal to $0. The investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of notes.

Selected Purchase Considerations

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PRESERVATION OF CAPITAL AT MATURITY — You will be entitled to receive at least 100% of the Principal Amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity, including any principal protection, is subject to our ability to pay our obligations as they become due.

•	RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF COMPONENTS — The return on the notes is linked to a basket consisting of the CPI, the S&P 500® Index, and the DJUBS IndexSM.

Consumer Price Index (“CPI”)

The Consumer Price Index (“CPI”) is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics (“BLS”) and reported on Bloomberg page CPURNSA or any successor service or page. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, which includes food, clothing, shelter, fuels, transportation, charges for medical and dental services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that are meant to represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for CPI is the 1982-1984 average.

We have derived all information contained in this pricing supplement regarding the CPI, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, the BLS.

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

The DJUBS IndexSM (“DJUBS Index”)

The Dow Jones–UBS Commodity IndexSM is composed of futures contracts on 19 physical commodities and is designed to be a benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, or the relative amount of trading activity of a particular commodity, and dollar-adjusted production data. The component weightings are also determined by rules designed to insure diversified commodity exposure. See “The Dow Jones–UBS Commodity IndexSM” in this pricing supplement for more information.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a commodity hedging disruption event (as defined in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 Principal Amount of notes upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. Please see the risk factor entitled “Commodity Futures Contracts are Subject to Uncertain Legal and Regulatory Regimes, Which May Result in a Hedging Disruption Event” in the accompanying product supplement for more information.

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TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS —You should review carefully the section in the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Regardless of your method of accounting, you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity.

Any income recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

We have determined that the comparable yield is 3.409% per annum, compounded quarterly. Based on our determination of the comparable yield, the “projected payment schedule” for each $1,000 note Principal Amount consists of a single payment at maturity equal to $1,184.98. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Components or any of the components underlying the Basket Components. You should consider carefully the following discussion of risks together with the risk factors contained in the accompanying product supplement, prospectus supplement and prospectus before you decide that an investment in the notes is suitable for you.

Risks Relating to the Notes

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THE NOTES ARE SUBJECT TO THE ISSUER’S CREDITWORTHINESS — An actual or anticipated downgrade in the Issuer’s credit rating will likely have an adverse effect on the value of the notes. The Payment at Maturity on the notes, including any principal protection, is subject to the creditworthiness of the Issuer.

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NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the components underlying the Basket Components would have.

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THE YIELD ON THE NOTES MAY BE ZERO AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — You will realize a positive return on the notes only if the Final Basket Level is greater than the Initial Basket Level. Even if the return on the notes is positive, such return may not be sufficient to compensate you for any opportunity cost, taking into account factors relating to the time value of money over the term of the notes.

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COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY RESULT IN A HEDGING DISRUPTION EVENT — The commodity futures contracts that comprise the DJUBS Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes. The Commodity Futures Trading Commission has announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented. Such restrictions may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, the return on your notes may be less than if the notes were held to maturity, and you may not be able to reinvest your proceeds in a comparable investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE NOTES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE— While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your notes, the original issue price of the notes may include commissions paid to agents and will include the cost of hedging our obligations under the notes. Therefore, the value of the notes on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the notes after the Settlement Date. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents may offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the notes.

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TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES— We and our affiliates are active participants in the equity and commodity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities or commodities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material effect on the prices of the components underlying the Basket Components and consequently have an impact on the performance of the Basket, and may adversely affect the Basket Return. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET COMPONENTS TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Components to which the notes are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging our obligations under the notes. In performing these roles, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Basket closing level on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	trends related to inflation;

•	fluctuations in the prices of various consumer goods and energy resources;

•	the level and expected volatility of the Basket Components;

•	the time remaining to maturity of the notes;

•	the market price for the components underlying the Basket Components;

•	the dividend rate on the common stocks underlying the S&P 500® Index;

•	interest and yield rates in the market generally, including on the Issuer’s debt, and in the markets of the components underlying the Basket Components;

•	a variety of economic, financial, political, regulatory or judicial events and monetary policies that affect the components underlying the Basket Components or consumer prices or markets generally;

•	the composition of the Basket Components and any changes to the components underlying the Basket Components;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Basket Components

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MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket Components, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

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CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Price movements in the Basket Components may not correlate with each other. At a time when the levels of some of the Basket Components increase, the levels of other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

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THE BASKET COMPONENTS ARE UNEQUALLY WEIGHTED — The Basket Components are unequally weighted. Accordingly, performance by a Basket Component with a higher weighting will influence the Final Basket Level, and therefore the Basket Return, to a greater degree than the performances of Basket Components with lower weightings. If a Basket Component with a greater weighting performs poorly, that poor performance could negate or diminish the effect on the Final Basket Level of any positive performance by the lesser weighted Basket Components.

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HISTORICAL LEVELS OF THE BASKET AND BASKET COMPONENTS SHOULD NOT BE TAKEN AS AN INDICATION OF FUTURE PERFORMANCE OF THE BASKET AND BASKET COMPONENTS DURING THE TERM OF THE NOTES — The actual performance of the Basket and Basket Components during the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Basket and Basket Components.

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CONSUMER PRICES MAY CHANGE UNPREDICTABLY, AFFECTING THE LEVEL OF THE CPI AND THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS — Market prices of the consumer items underlying the CPI may fluctuate based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the CPI and the value of the notes in varying ways, and different factors may cause the level of the CPI to move in inconsistent directions at inconsistent rates. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future, although fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative of future fluctuations. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control and may have an adverse effect on the value of the notes.

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THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE — There can be no assurance that the BLS will not change the method by which it calculates the CPI in a way that could negatively affect the CPI Return and thus the Basket Return. Accordingly, the value of the notes may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the Payment at Maturity of the notes, as described in “Discontinuation of an Index; Alternation of Method of Calculation ” in the accompanying product supplement, and that substitution may adversely affect the value of the notes.

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COMMODITY PRICES MAY CHANGE UNPREDICTABLY — Market prices of the DJUBS Index Commodities may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the DJUBS Index and the value of your notes in varying ways, and different factors may cause the values of the DJUBS Index Commodities and the volatility of their prices to move in inconsistent directions at inconsistent rates.

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THE MARKETS FOR THE DJUBS INDEX COMMODITIES SUFFER FROM SYSTEMIC RISKS — Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Agriculture prices are often heavily affected by weather, crop yields, natural disasters, pestilence and technological developments, as well as government policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs. In addition, there are many risks specific to the individual DJUBS Index Commodities.

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THE COMMODITY PRICES REFLECTED IN THE DJUBS INDEX ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The DJUBS Index Commodities may be produced in emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability is likely to adversely impact the level of the DJUBS Index and, consequently, the return on your investment.

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THE LONDON METAL EXCHANGE DOES NOT HAVE DAILY PRICE LIMITS — The official cash offer prices of aluminum are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day for aluminum or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Final Valuation Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of aluminum and consequently the Payment at Maturity, could be adversely affected.

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IF THE LIQUIDITY OF THE DJUBS INDEX COMMODITIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the DJUBS Index and, therefore, on the return on your notes. Limited liquidity relating to the DJUBS Index Commodities may also result in the publisher of the DJUBS Index being unable to determine the level of the DJUBS Index using its normal means.  Any resulting discretion by the calculation agent in determining the Final Component Level of the DJUBS Index could adversely affect the value of the notes.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the DJUBS Index and, therefore, the value of your notes.

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DJUBS INDEX CALCULATION DISRUPTION EVENTS MAY REQUIRE AN ADJUSTMENT TO THE CALCULATION OF THE DJUBS INDEX — At any time during the term of the notes, the daily calculation of the DJUBS Index may be adjusted in the event that UBS Securities LLC (“UBS”) determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the DJUBS Index on that day; the settlement price of any futures contract used in the calculation of the DJUBS Index reflects the maximum permitted price change from the previous day’s settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the DJUBS Index; or, with respect to any futures contract used in the calculation of the DJUBS Index that trades on the LME, a business day on which the LME is not open for trading. Any such index calculation disruption events may have an adverse impact on the value of the DJUBS Index or the manner in which it is calculated. See “The Dow Jones–UBS Commodity DJ UBS IndexSM—Index Calculation Disruption Events” in this pricing supplement.

•	DOW JONES AND UBS MAY BE REQUIRED TO REPLACE A DESIGNATED CONTRACT IF THE EXISTING FUTURES CONTRACT IS TERMINATED OR REPLACED — A futures contract known as a designated contract has been selected as the reference contract for each underlying physical commodity. See “The Dow Jones–UBS Commodity IndexSM—Designated Contracts for each DJUBS Index Commodity” in this pricing supplement. Data concerning each designated contract will be used to calculate the DJUBS Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by a supervisory committee appointed by Dow Jones & Company, Inc. (“Dow Jones”) and UBS to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the DJUBS Index.

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WE AND OUR AFFILIATES HAVE NO AFFILIATION WITH DOW JONES OR UBS AND ARE NOT RESPONSIBLE FOR THEIR PUBLIC DISCLOSURE OF INFORMATION — Deutsche Bank AG and its affiliates are not affiliated with Dow Jones or UBS in any way (except for licensing arrangements discussed below in “The Dow Jones– UBS Commodity IndexSM”) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the DJUBS Index. Neither Dow Jones nor UBS is under any obligation to continue to calculate the DJUBS Index or required to calculate any successor index. If Dow Jones and UBS discontinue or suspend the calculation of the DJUBS Index, it may become difficult to determine the value of the notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the DJUBS Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. The information in “The Dow Jones– UBS Commodity IndexSM” section has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, Dow Jones and UBS. You, as an investor in the notes, should make your own investigation into the DJUBS Index, UBS and Dow Jones. Dow Jones and UBS are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes.

The Dow Jones–UBS Commodity IndexSM (“DJUBS Index”)

We have derived all information contained in this pricing supplement regarding the DJUBS Index, including, without limitation, its make-up, method of calculation and changes in its components from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones and UBS. You, as an investor in the notes, should make your own investigation into the DJUBS Index, UBS and Dow Jones. Dow Jones and UBS are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. Dow Jones and UBS have no obligation to continue to publish the DJUBS Index, and may discontinue publication of the DJUBS Index at any time in their sole discretion.

The DJUBS Index is a proprietary index that was established in July 1998 to provide a liquid and diversified benchmark for commodities. The DJUBS Index is currently comprised of futures contracts on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities for 2010 that comprise the DJUBS Index (the “DJUBS Index Commodities”) are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the DJUBS Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The DJUBS Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange.

The DJUBS Index is calculated on an excess return basis and on a total return basis. The former reflects the return of underlying commodity futures price movements only, while the latter reflects the return on fully collateralized positions in the underlying commodity futures. The DJUBS Index is reported by Bloomberg under the ticker symbol “DJUBS <Index>.” The notes are linked to the excess return version of the DJUBS Index.

Methodology

The DJUBS Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each DJUBS Index component occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the DJUBS Index and for calculating its level is subject to modification by Dow Jones and UBS at any time. Currently, Dow Jones disseminates the DJUBS Commodity Index level at approximately 15 second intervals from 8:00 a.m. to 3:00 p.m., New York City time, and publishes a daily settlement price for the DJUBS Index at approximately 5:00 p.m., New York City time, on each DJ-UBS Business Day on the Bloomberg pages set forth above.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the DJUBS Index”) for the DJUBS Index Commodities that are open for trading is greater than 50%.

The DJUBS Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the DJUBS Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The DJUBS Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The DJUBS Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid the DJUBS Index being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The DJUBS Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the DJUBS Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the DJUBS Index can accommodate substantial investment flows.

Designated Contracts for each DJUBS Index Commodity

A futures contract known as a designated contract is selected for each of the 23 commodities eligible for inclusion in the DJUBS Index. With the exception of several LME contracts, where there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a DJUBS Index Commodity, the futures contract that is traded in North America and denominated in United States dollars has been chosen. If more than one of those contracts exists, the most actively traded contract is chosen. Data concerning this designated contract will be used to calculate the DJUBS Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract. The 23 commodities eligible for inclusion in the DJUBS Index are traded on the LME, the New York Board of Trade (“NYBOT”), the New York Commodities Exchange (“COMEX”), the Chicago Mercantile Exchange (“CME”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Commodity	Designated Contract	Exchange	Units	Price quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton
Cocoa	Cocoa	NYBOT	10 metric tons	$/metric ton
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/pound
Copper	High Grade Copper	COMEX**	25,000 lbs	cents/pound
Corn	Corn	CBOT	5,000 bushels	cents/bushel
Cotton	Cotton	NYBOT	50,000 lbs	cents/pound
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel
Gold	Gold	COMEX	100 troy oz.	$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon
Lead	Refined Standard Lead	LME	25 metric tons	$/metric ton
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton
Platinum	Platinum	YMEX	50 troy oz.	$/metric ton
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.
Soybeans	Soybeans	CBOT	60,000 lbs	cents/pound
Soybean Oil	Soybean Oil	CBOT	5,000 bushels	cents/bushel
Sugar	World Sugar No. 11	NYBOT	112,000 lbs	cents/pound
Tin	Refined Tin	LME	5 metric tons	$/metric ton
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending†††	NYMEX	42,000 gal	cents/gallon
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton

**
The DJUBS Index uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the DJUBS Index.

†††	Represents a replacement of the New York Harbor Unleaded Gasoline contract. This replacement occurred during the regularly scheduled roll of futures contracts comprising the DJUBS Index in April 2006.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the DJUBS Index are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline	Livestock	Lean Hogs Live Cattle
Industrial Metals	Aluminum Copper Nickel Zinc Lead* Tin*	Precious Metals	Gold Silver Platinum*
Grains	Corn Soybeans Wheat Soybean Oil	Softs	Coffee Cotton Sugar Cocoa*

*	Out of the 23 commodities available for inclusion annually in the DJUBS Index, only those four commodities marked in the table above with an asterisk are currently not included in the DJUBS Index.

Annual Reweighting and Rebalancing of the DJUBS Index

The DJUBS Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the DJUBS Index are determined each year in June or July. The annual weightings are announced in July and implemented the following January.

The relative weightings of the component commodities included in the DJUBS Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the DJUBS Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic value of the designated contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the DJUBS Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic value of the designated contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the DJUBS Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the DJUBS Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the DJUBS Index, the following diversification rules are applied to the annual reweighting and rebalancing of the DJUBS Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the DJUBS Index;

•	No single commodity may constitute more than 15% of the DJUBS Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the DJUBS Index; and

•	No single commodity may constitute less than 2% of the DJUBS Index.

Following the annual reweighting and rebalancing of the DJUBS Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the DJUBS Index by calculating the new unit weights for each DJUBS Index Commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for the DJ UBS Index Commodity, are used to determine the commodity index multiplier (the “CIM”) for each DJUBS Index Commodity. The CIM is used to achieve the percentage weightings of the DJUBS Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each DJUBS Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Computation of the DJUBS Index

The DJUBS Index is calculated by Dow Jones, in conjunction with UBS by applying the impact of the changes to the prices of the DJUBS Index Commodities (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the DJUBS Index is a mathematical process whereby the CIMs for the DJUBS Index Commodities are multiplied by the prices for the DJUBS Index Commodities. These products are then summed. The percentage change in this sum is then applied to the prior level of the DJUBS Index to calculate the current level of the DJUBS Index. The DJUBS Index is calculated on an excess return and on a total return basis.

DJUBS Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the DJUBS Index will be adjusted in the event that UBS determines that any of the following index calculation disruption events exists:

(a) the termination or suspension of, or material limitation or disruption in, the trading of any futures contract used in the calculation of the DJUBS Index on that day;

(b) the settlement price of any futures contract used in the calculation of the DJUBS Index reflects the maximum permitted price change from the previous day’s settlement price;

(c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the DJUBS Index; or

(d) with respect to any futures contract used in the calculation of the DJUBS Index that trades on the LME, a Business Day on which the LME is not open for trading.

License Agreement

“Dow Jones” and “DJUBS Index” are registered trademarks or service marks of Dow Jones Inc. and UBS Securities LLC, as the case may be, and have been licensed for use for certain purposes by us.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS and any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in notes or commodities generally or in the notes particularly. The DJUBS Index is determined, composed and calculated by Dow Jones in conjunction with UBS without regard to us, you or the notes. Dow Jones and UBS have no obligation to take our needs or the needs of the holders of the notes into consideration in determining, composing or calculating the DJUBS Index. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to security holders, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS and its respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, UBS and its respective subsidiaries or affiliates actively trade commodities, commodity indexes and commodity futures (including the DJUBS Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the DJUBS Index and the notes.

This pricing supplement relates only to the notes and does not relate to the physical commodities underlying any of the components of the DJUBS Index. Purchasers of the notes should not conclude that the inclusion of a futures contract in the DJUBS Index is any form of investment recommendation of the futures contract or the underlying physical commodity by Dow Jones, UBS or any of their respective subsidiaries or affiliates.

The information in this pricing supplement regarding the exchange-traded futures contracts on physical commodities which comprise the DJUBS Index components has been derived solely from publicly available documents. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the exchange-traded futures contracts which comprise the DJUBS Index in connection with the notes. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the exchange-traded futures contracts which comprise the DJUBS Index, including without limitation a description of factors that affect the prices of such exchange-traded futures contracts, are accurate or complete.

NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Historical Information

The following graphs show the historical performance of each of the Basket Components from May 13, 2005 through May 14, 2010. The published level of the Consumer Price Index for May 2010 was 217.631. The closing level of the S&P 500® Index on May 14, 2010 was 1,135.68. The closing level of the DJUBS Index on May 14, 2010 was 127.8429. The fourth graph shows the retrospective performance of the weighted Basket, calculated by setting the level of the Basket on May 14, 2010 equal to 100.

We obtained the various Basket Component closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of each Basket Component should not be taken as an indication of future performance, and no assurance can be given as to the Final Basket Level or Basket Return. We cannot give you assurance that the performance of the Basket will result in a positive return on your investment.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as the agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the notes of up to 0.75% or $7.50 per $1,000 Principal Amount of notes. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Principal Amount of notes. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Principal Amount of notes. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

The agent for this offering, DBSI, is our affiliate. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.